UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Micropac Industries, Inc. (Exact name of registrant as specified in charter) Commission file number 000-5109

Delaware		75-1225149
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)

905 E. Walnut Street, Garland, TX	75040	972/272-3571
(Address of principal executive offices)	(Zip Code)	(Telephone No.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

Conflict Minerals Disclosure

This Form SD of Micropac Industries, Inc. (“Micropac” or the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2019 to December 31, 2019.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.micropac.com.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2—Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description

1.01	Conflict Minerals Report of Micropac Industries, Inc. as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

/s/ Patrick Cefalu
Patrick Cefalu
CFO
May 28, 2020